PRESS RELEASE

Banro Appoints New Chief Financial Officer

Toronto, Canada – November 1, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) is pleased to announce the appointment of Dave Langille as Chief Financial Officer of the Company, effective November 1, 2016.

Mr. Langille is a senior strategic finance executive with over 29 years of international public company experience. He brings a wealth of mining industry expertise to Banro, including corporate finance, corporate development, financial leadership and oversight of operational requirements.

Most recently, Mr. Langille served as CFO of North American Palladium Ltd. Before that, he served in senior financial positions for various international public companies including Breakwater Resources Ltd., Lindsey Morden Group Inc., Capital Environmental Resources Inc., Cott Corporation and TVX Gold Inc. Mr. Langille holds CPA, CA and CMA designations and received an Honours Bachelor of Business Administration from Wilfrid Laurier University.

“We are pleased to welcome Dave to Banro’s executive team at a pivotal time in our history,” said John Clarke, Chief Executive Officer of Banro. “Dave’s strategic planning skills, capital markets knowledge and mining industry experience reinforce the Company’s capabilities as it continues to execute on its strategic plan.”

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com